SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of May, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.  Yes    No X
          ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Materials Contained in this Report:

I. Press release dated May 10, 2006 with respect to the registrant's results of operations for the fiscal year ended March 31, 2006.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on May 10, 2006, with respect to the registrant's results of operations for the fiscal year ended March 31, 2006.

     (1)  Highlights of Consolidated Financial Results for FY 2006

     (2)  Highlights of Unconsolidated Financial Results for FY 2006

     (3)  FY 2006 Consolidated Financial Results

     (4)  FY 2006 Unconsolidated Financial Results

     (5)  FY 2006 Financial Summary

     (6) Supplemental Material for Financial Results for the twelve months ended March 31, 2006 (Consolidated)

     (7) Supplemental Material for Financial Results for the twelve months ended March 31, 2006 (Unconsolidated)

     (8) Press release concerning the holding of the FY 2006 Ordinary General Shareholders' Meeting

     (9) Press release concerning the resolution of the Board of Directors to propose the authorization to issue share acquisition rights at the FY 2006 Ordinary General Shareholders' Meeting

     (10) Press release concerning the resolution of the Board of Directors to propose the authorization to repurchase up to 30,000,000 shares at the FY 2006 Ordinary General Shareholders' Meeting

     (11) Press release concerning executive changes in the members of the Board of Directors, pending approval at a Board of Directors meeting, following the FY 2006 Ordinary General Shareholders' Meeting

III. English translation of a notice concerning the partial amendment of the Articles of Incorporation, as filed by the registrant with the Tokyo Stock Exchange on May 10, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              Toyota Motor Corporation



                                              By:    /s/ Masaki Nakatsugawa
                                                  ------------------------------
                                                  Name:  Masaki Nakatsugawa
                                                  Title: General Manager of
                                                         Accounting Division



Date:  May 10, 2006